HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

082-03638

SUPPL

Date: 7 July 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement dated 6 July 2006 issued jointly by the Company and ITC Corporation Limited for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

P.P. Florence Kam
Company Secretary
/vw
Encl

O:\Hanny 2006\Correspondence\Letter\097-US Sec-ann 6 Jul 06.doc

Neither the Hanny Notes, the CEL Notes nor the CEL Shares have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any state securities laws of any of the United States. Neither the Hanny Notes, the CEL Notes nor the CEL Shares, nor any interest therein, may be re-offered, sold, assigned, transferred, or otherwise disposed of, and neither the Hanny Notes nor the CEL Notes may be converted or exchanged into the CEL Shares, within the United States or to, or for the account or benefit of, U.S. Persons except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

(1) ISSUE OF HANNY NOTES
(2) CONNECTED TRANSACTION
(3) MAJOR TRANSACTION – SUBSCRIPTION OF CEL NOTES
(4) POSSIBLE MAJOR TRANSACTION IN RELATION TO DEEMED DISPOSAL OF INTERESTS IN CEL

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 372)

(1) MAJOR TRANSACTION – SUBSCRIPTION OF HANNY NOTES
(2) A POSSIBLE VERY SUBSTANTIAL ACQUISITION
(3) APPLICATION FOR WHITEWASH WAIVER

Subscription of Hanny Notes:

On 27 June 2006, Hanny and the Subscribers entered into the Subscription Agreements in relation to the subscription by 5 Subscribers of the 1% convertible exchangeable notes with an aggregate principal amount of US$150 million (equivalent to approximately HK$1,164.9 million) to be issued by Hanny. ITC has conditionally agreed to subscribe for the Hanny Notes with a principal amount of US$75 million (equivalent to approximately HK$582.5 million) by cash. The 4 Other Subscribers have conditionally agreed to subscribe for the Hanny Notes with an aggregate principal amount of US$75 million (equivalent to approximately HK$582.5 million) by cash.

CEL Note Subscription by Hanny:

Under the Subscription Agreements, Hanny is required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with CEL for the subscription of the 1% convertible notes of CEL with an aggregate principal amount of US$100 million (equivalent to approximately HK$776.6 million) with the proceeds from the issue of the Hanny Notes. It is expected that the aforesaid contract will be entered into by Hanny and CEL in July 2006.

Whitewash Waiver:

The Subscription Agreements are conditional upon, among other things, the granting of the Whitewash Waiver by the Executive and the approval of the Whitewash Waiver by the Independent Hanny Shareholders. Voting on the Whitewash Waiver will be conducted by poll at the special general meeting of Hanny to be convened for this purpose and to approve transactions contemplated under the Subscription Agreements.

ITC has no present intention to incur an obligation to make a general offer for all the Hanny Shares as a result of the exercise of the conversion rights attached to the ITC Subscriber Notes. Accordingly, ITC will make an application to the Executive for the Whitewash Waiver for the purpose of fulfillment of the conditions precedent to the Subscription Agreements. However, if the Whitewash Waiver is not granted by the Executive or not approved by the Independent Hanny Shareholders, ITC may decide to waive the relevant conditions of the Subscription Agreements in respect of the Whitewash Waiver and proceed with the completion of the ITC Subscription (subject to the fulfillment or waiver (as appropriate) of other conditions) and in such event, ITC will comply with the relevant provisions of the Takeovers Code in respect of any acquisition of voting rights of Hanny on conversion of the ITC Subscriber Notes. Nevertheless, ITC may also decide not to waive the relevant conditions of the Subscription Agreements in respect of the Whitewash Waiver and in such event, completion of the ITC Subscription (as well as the Subscription by the Other Subscribers) will not proceed.

As at the date of the Subscription Agreements, the ITC Parties were interested in 60,866,989 Hanny Shares, representing approximately 24.63% of the existing issued Hanny Shares. Upon full conversion of the ITC Subscriber Notes by ITC (assuming the Other Subscribers do not exercise their conversion rights in the Hanny Notes and no other changes in shareholding structure of Hanny since the date of this announcement), the ITC Parties will become interested in approximately 52.74% of the enlarged issued share capital of Hanny. If this happens and in the absence of a Whitewash Waiver, ITC will incur an obligation to make a mandatory offer to the Hanny Shareholders to acquire all the Hanny Shares, other than those already owned or agreed to be acquired by the ITC Parties, pursuant to Rule 26 of the Takeovers Code, as a result of the exercise by it in full of the conversion rights attached to the ITC Subscriber Notes. ITC is consulting with the Executive whether or not certain other parties are presumed to be parties acting in concert with ITC in respect of Hanny for the purposes of the Takeovers Code. Further information on the Concert Parties of ITC (if any) will be included in the whitewash circular of Hanny.

Listing Rules implication for Hanny:

Connected transaction:

ITC, through its indirect wholly-owned subsidiaries, is the substantial shareholder of Hanny holding approximately 23.31% of the total issued Hanny Shares as at the date of the ITC Subscription Agreement and is therefore a connected person of Hanny pursuant to the Listing Rules. Accordingly, the issue of the ITC Subscriber Notes by Hanny to ITC under the ITC Subscription Agreement constitutes a connected transaction of Hanny pursuant to the Listing Rules. The Subscription Agreements are therefore subject to the approval of the Independent Hanny Shareholders at a general meeting of Hanny at which voting on the relevant resolution will be taken by poll.

Major transaction in relation to the CEL Note Subscription:

The CEL Note Subscription contemplated under the Subscription Agreements constitutes a major transaction for Hanny under the Listing Rules. The CEL Note Subscription is subject to the approval of the Independent Hanny Shareholders at a general meeting of Hanny. However, in the event that Hanny exercises the conversion rights attached to the CEL Notes, Hanny will comply with the relevant provisions in the Listing Rules (including any shareholders' approval requirements if necessary).

Major transaction in relation to the deemed disposal of CEL:

Assuming the holders of the Hanny Notes exercise in full their Exchange Rights and upon full conversion of the CEL Notes so exchanged into CEL Shares by the holders of Hanny Notes, the equity interests of Hanny (through its subsidiaries) in CEL will decrease from approximately 58.11% to 12.37%. Such allotment of CEL Shares to the Subscribers give rise to a deemed disposal of Hanny's interests in CEL pursuant to Rule 14.29 of the Listing Rules. The Deemed Disposal constitutes a major transaction of Hanny under the Listing Rules and is subject to the approval by the Independent Hanny Shareholders at the special general meeting of Hanny.

An independent board committee will be constituted by Hanny to advise the Independent Hanny Shareholders and an independent financial adviser will be appointed by Hanny to advise the independent board committee and the Independent Hanny Shareholders as regards the terms of the Subscription Agreements, the Hanny Notes, the CEL Note Subscription, the Deemed Disposal and the Whitewash Waiver.

Listing Rules implication for ITC:

The ITC Subscription under the ITC Subscription Agreement constitutes a major transaction for ITC under the Listing Rules. Upon exercise of the conversion rights attached to the ITC Subscriber Notes, the resulting acquisition of equity interests in Hanny by ITC may constitute a very substantial acquisition for ITC under the Listing Rules. Accordingly, the ITC Subscription and the transactions contemplated under the ITC Subscription Agreement (including the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes) are subject to the approval of the holders of ITC Ordinary Shares at a general meeting of ITC. However, in the event that ITC exercises the conversion rights attached to the CEL Notes, ITC will comply with the relevent provisions in the Listing Rules (including any shareholders' approval requirements if necessary). By virtue of Dr. Chan's interests in ITC and Hanny, Dr. Chan and his associates are required to abstain from voting on the ITC Subscription.

General:

A special general meeting of Hanny will be held to consider and, if thought fit, approve the necessary resolutions in respect of (i) the transactions contemplated under the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes; (ii) the Whitewash Waiver; (iii) the CEL Note Subscription; and (iv) the Deemed Disposal. A circular containing, among others, (i) details of the Subscription Agreements, the Hanny Notes and CEL Notes; (ii) the Whitewash Waiver; (iii) the Deemed Disposal; (iv) a letter of advice from the independent financial adviser to the independent board committee of Hanny and the Independent Hanny Shareholders on the terms of the Subscription Agreements, the Hanny Notes, the CEL Note Subscription, the Deemed Disposal and the Whitewash Waiver; (v) a letter of recommendation from the independent board committee of Hanny to the Independent Hanny Shareholders; and (vi) the notice of the special general meeting of Hanny will be sent to the Hanny Shareholders as soon as practicable.

A special general meeting of ITC will be held to consider and, if thought fit, approve the necessary resolutions in respect of the ITC Subscription and the transactions contemplated under the ITC Subscription Agreement (including the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes). A circular containing, among other things, (i) details about the ITC Subscription and the application of the Whitewash Waiver; and (ii) the notice convening the special general meeting of ITC, will be despatched to the ITC Shareholders as soon as practicable.

Suspension and resumption of trading:

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 June 2006 pending the release of this announcement. An application has been made by Hanny to the Stock Exchange for resumption of trading in the Hanny Shares with effect from 9:30 a.m. on 7 July 2006.

At the request of ITC, trading in ITC Ordinary Shares and ITC Preference Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 June 2006 pending the release of this announcement. An application has been made by ITC to the Stock Exchange for resumption of trading in the ITC Ordinary Shares and ITC Preference Shares with effect from 9:30 a.m. on 7 July 2006.

UBSCRIPTION OF THE HANNY NOTES

'n 27 June 2006, Hanny and the Subscribers entered into a total of 5 Subscription Agreements in relation to the subscription by ie Subscribers of the Hanny Notes with an aggregate principal amount of US$150 million (equivalent to approximately K$1,164.9 million). Save for the principal value of the Hanny Notes to be subscribed and the identity of the Subscribers, the rincipal terms of each of the Subscription Agreements are identical.

Subscription Agreements

Date: 27 June 2006

Parties to the Subscription Agreements:

Issuer: Hanny

Subscribers:

(i) ITC, conditionally agreeing to subscribe at Completion for the ITC Subscriber Notes with principal amount of US$75 million (equivalent to approximately HK$582.5 million) by cash;

(ii) Stark Funds, conditionally agreeing to subscribe at Completion for the Hanny Notes with aggregate principal amount of US$65 million (equivalent to approximately HK$504.79 million) by cash with the following allocation:

	US$ million
Centar Investments	5
Stark Asia	8
Stark Master	52

(iii) Evolution, conditionally agreeing to subscribe at Completion for the Hanny Notes with a principal amount of US$10 million (equivalent to approximately HK$77.66 million) by cash.

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, trading of building materials and machinery and the provision and operation of an internet precious metals trading platform. ITC is the single largest shareholder of Hanny holding 57,614,951 Hanny Shares (representing approximately 23.31% of the total issued Hanny Shares) as at the date of the ITC Subscription Agreement. ITC also held on that day the Existing Hanny Bonds with face value of HK$95,966,280. Upon full conversion of the Existing Hanny Bonds held by ITC at the prevailing conversion price of HK$9 per Hanny Share, ITC will be interested in an aggregate of 68,277,871 Hanny Shares representing approximately 26.48% of the enlarged issued Hanny Shares.

According to the information provided by Stark Investments, Stark Master invests in securities worldwide while Stark Asia and Centar Investments focus on investments in Asia. The Stark Funds' Asian investments are managed by the same investment manager, namely, Stark Investments. The total assets of various funds under the management of Stark Investments are approximately US$8 billion.

Evolution is a private equity fund managed by Evolution Capital Management LLC. According to the information provided by Evolution, the fund invests in a broad range of financial products across all Asian markets. The total net asset value of funds under the management of Evolution Capital Management LLC is approximately US$1 billion.

Hanny confirms that to the best of the knowledge, information and belief of the Hanny Directors and having made all reasonable enquiries, each of the Other Subscribers and the respective ultimate beneficial owners of the Other Subscribers are third parties independent of Hanny and its connected persons. ITC confirms that to the best of the knowledge, information and belief of the ITC Directors and having made all reasonable enquiries, each of the Other Subscribers and the respective ultimate beneficial owners of the Other Subscribers are third parties independent of ITC and its connected persons. As at the date of the Subscription Agreements, none of the Other Subscribers held any Hanny Shares or other securities in Hanny; and none of the Other Subscribers held any ITC Ordinary Shares, ITC Preference Shares or other securities in ITC.

Conditions of the Subscription Agreements:

Completion of each of the Subscription Agreements is conditional upon:

(i) the passing by the requisite majority of Independent Hanny Shareholders in general meeting of all necessary resolutions required to approve:

  (a) the performance by Hanny of the transactions contemplated in the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes, the subscription of the CEL Notes, the transfer of the CEL Notes on exchange of the Hanny Notes and any deemed disposal of CEL by Hanny as a result of the exercise of conversion rights by transferees of the CEL Notes;

  (b) (if required by ITC) the Whitewash Waiver;

(ii) the Listing Committee of the Stock Exchange having granted the listing of and permission to deal in the Conversion Shares;

(iii) the passing by the requisite majority required under the Listing Rules of holders of ITC Ordinary Shares in general meeting of a resolution to approve the terms of the ITC Subscription Agreement (including the exercise of conversion rights and exchange rights attached to the ITC Subscriber Notes and, subject to compliance with applicable Listing Rules at the time of conversion, the exercise of conversion rights attached to the CEL Notes);

(iv) (if required by ITC) the Executive having granted in favour of ITC and its Concert Parties the Whitewash Waiver;

(v) the Subscribers receiving evidence to its satisfaction that (a) Hanny has irrevocably contracted to subscribe for the CEL Notes; (b) the CEL Notes are, subject to restrictions specified in the Hanny Notes, freely transferable on the exercise of the Exchange Rights by the holder of the Hanny Notes; and (c) save for payment of subscription moneys by Hanny for the CEL Notes after Completion, CEL is irrevocably obliged to issue to Hanny or its nominee of the CEL Notes;

(vi) the Subscribers having received in form and substance to their satisfaction (acting reasonably) legal opinions from Hong Kong and Bermuda counsels (in respect of the legality and enforceability of the Subscription Agreements, the Hanny Notes, the subscription agreement relating to the CEL Notes and the CEL Notes under Hong Kong and Bermuda laws respectively) and a legal opinion from United States counsel (to the effect the offer and sale of the CEL Notes by CEL is exempt from the registration requirements of Section 5 of the US Securities Act), each dated the Completion Date;

(vii) if required, an increase of authorised share capital of Hanny to facilitate the issue of the Conversion Shares and the Bermuda Monetary Authority having approved the issue of shares of Hanny permitted by such increased authorised capital, the issue of the Hanny Notes and the Conversion Shares and the transferability of the Hanny Notes and the Conversion Shares;

(viii) the warranties made by Hanny in the Subscription Agreements are complete and accurate and not misleading in all material respects when made and shall be true, complete and accurate, and not misleading in all material respects as at Completion as if made at Completion; and

(ix) evidence to the satisfaction of the Subscribers that all supervoting shares of CEL in issue have been converted into CEL Shares.

The Subscription Agreements are to be completed at the same time and none of the Subscribers are obliged to complete, if all of the other Subscribers do not complete the Subscription under the relevant Subscription Agreements. If any of the above conditions precedent have not been fulfilled or (in respect of the conditions (vi) and (viii) above) waived by the relevant Subscribers on or before the day which falls on the expiry of 120 calendar days immediately following the date of the Subscription Agreements (or such later date as may be agreed by the parties to the Subscription Agreements in writing), then the Subscription Agreements shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreements shall have any claim against or liability or obligation to the other party under the Subscription Agreements.

The intentions of ITC regarding conditions (i)(b) and (iv) are set out in the section headed "Whitewash Waiver" below.

Completion:

Completion shall take place on the third business day next following the date of fulfillment or waiver (as the case may be) of the conditions precedent stated in the section headed "Conditions of the Subscription Agreements" above, or such other date as the Subscribers and Hanny may agree.

Subscription of CEL Notes by Hanny:

Subject to compliance with all applicable laws, regulations and listing rules, Hanny shall as soon as practicable after the signing of the Subscription Agreements enter into a contract with CEL for the subscription of the CEL Notes. The CEL Notes shall be held subject to and with the benefit of such terms and conditions which are substantially the same as those for the Hanny Notes including the principal terms mentioned in section 2 below (other than those relating to the Exchange Rights) and save that:-

(a) the aggregate principal amount of the CEL Notes is to be US$100 million (equivalent to HK$776.6 million);

(b) the initial conversion price is to be US$3.0 per CEL Share;

(c) a change of control of CEL (which gives holders of the CEL Notes the right to seek early redemption of the CEL Notes) is defined to take place if person(s) other than Hanny (instead of ITC) and its Concert Parties acquire control of CEL or the consolidation or merger of substantially all of the assets of CEL with such person(s); and

(d) the terms and conditions of the CEL Notes may differ from the Hanny Notes to the extent necessary to comply with applicable laws, regulations and listing rules (changes to be subject to approval in writing by the Subscribers acting reasonably).

Hanny shall complete the subscription of the CEL Notes no later than 2 business days (or such longer period as the Subscribers may agree in writing) after Completion.

The initial conversion price of the CEL Notes of US$3.0 per CEL Share represents:

- a premium of approximately 17.6% over the closing price of US$2.55 per CEL Share as quoted on the OTC (over-the-counter) Bulletin Board in the United States on 27 June 2006, being the date of the Subscription Agreements; and
- a premium of approximately 19.8% over the average closing price of US$2.505 per CEL Share as quoted on the OTC (over-the-counter) Bulletin Board in the United States for the last 10 trading days up to and including 27 June 2006.

The initial conversion price of the CEL Notes was determined after arm's length negotiations between the Subscribers, Hanny and CEL with reference to the prevailing market price of the CEL Shares. Upon full conversion of the CEL Notes at the initial conversion price of US$3.0 per CEL Share, an aggregate of 33,333,333 CEL Shares will be issued by CEL, representing approximately 369.7% of the total number of issued shares of CEL (assuming the supervoting shares of CEL have been converted in CEL Shares) as at the date of this announcement and approximately 78.7% of the total number of issued shares of CEL as enlarged by such conversion.

It is expected that the subscription agreement for the CEL Notes will be entered into by Hanny and CEL in July 2006. Further details of the subscription agreement for the CEL Notes will be included in the circular of Hanny. Further announcement will be made by Hanny as regards any changes to the expected timing of entering into of such agreement.

Termination by the Subscribers

The Subscribers may by prior notice to Hanny terminate the Subscription Agreements at any time prior to payment for the Hanny Notes to Hanny on the Completion Date if:

(i) there develops, occurs or comes into effect:

(a) any event, development or change (whether or not local, national or international or forming part of a series of events, developments or changes occurring or continuing before, on and/or after the date of the Subscription Agreements), including an event or change in relation to or a development of an existing state of affairs of a political, military, industrial, financial, economic, fiscal, regulatory or other nature, whether or not ejusdem generis with any of the foregoing, resulting in a material and adverse change in, or which would be expected to result in a material and adverse change in, political, economic, fiscal, financial, regulatory or stock market conditions in Hong Kong or the United States;

(b) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange or on the OTC Bulletin Board in the United States due to exceptional financial circumstances or otherwise;

(c) any material and adverse change in conditions of local, national or international securities markets;

(d) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other jurisdiction relevant to the Hanny Group which shall materially and adversely affect the business or the financial or trading position of Hanny or CEL;

(e) any suspension of dealings in the Hanny Shares for a period exceeding ten (10) business days other than due to the clearance of this announcement;

(f) a change or development involving a prospective change of taxation or exchange control (or the implementation of exchange control) in Hong Kong or elsewhere which would materially and adversely affect the business, financial or trading position of Hanny; or

(g) the instigation of any litigation or claim of material importance by any third party against any member of the Hanny Group which would materially and adversely affect the business, financial or trading position of Hanny,

and which can reasonably be expected, in the opinion of the Subscribers acting reasonably, to have or has had a material adverse effect upon the condition (financial or otherwise) or earnings, business affairs or business prospects of Hanny; or

(ii) there is any breach of any of the warranties made by Hanny as set out in the Subscription Agreements which has come to the knowledge of the Subscribers or any event which has occurred or any matter which has arisen on or after the date of the Subscription Agreements and prior to the Completion; or

(iii) there has been a breach of or failure to perform any of the Hanny's obligations in any material respect under the Subscription Agreements.

2. Principal terms of the Hanny Notes

Aggregate principal amount: US$150 million (equivalent to approximately HK$1,164.9 million)

Initial Conversion Price: US$0.51 (equivalent to approximately HK$3.96) per Hanny Share, subject to customary anti-dilution adjustments in certain events such as share consolidation, share subdivision, capitalisation issue, capital distribution, rights issue and other equity or equity derivatives issues.

The Initial Conversion Price of US$0.51 (equivalent to approximately HK$3.96) per Hanny Share represents:

- a premium of approximately 9.2% over the closing price of HK$3.625 per Hanny Share as quoted on the Stock Exchange on the Last Trading Date; and
- a premium of approximately 3.0% over the average closing price of HK$3.845 per Hanny Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Date.

The Initial Conversion Price was determined after arm's length negotiations between the Subscribers and Hanny with reference to the prevailing market price of the Hanny Shares.

Interest rate: 1.0% per annum, payable annually in arrears

Maturity: The fifth anniversary from the date of issue of the Hanny Notes

Redemption: Unless previously converted or exchanged or redeemed by Hanny, Hanny will redeem the Hanny Notes on the Maturity Date at the redemption amount which is 110% of the principal amount of the Hanny Notes outstanding.

In the event of a change of control of Hanny (where person(s) other than ITC and/or its Concert Parties acquire control of Hanny or the consolidation or merger of substantially all of the assets of Hanny with such person(s)) prior to the Maturity Date, the Noteholders may require Hanny to redeem at the redemption amount which is 110% of the principal amount of the Hanny Notes then outstanding plus interest accrued.

If a listing of CEL Shares on NASDAQ or such other stock exchange as may be approved by the Noteholders holding at least 75% of the principal amount of the CEL Notes outstanding at the time such approval is sought does not take place before expiry of the 30th month next following the date of issue of the Hanny Notes, the Noteholders may within a prescribed period of not shorter than 30 days require Hanny to redeem all but not some of the Hanny Notes at the redemption amount which is 106% of the principal amount of the Hanny Notes then outstanding plus interest accrued.

In the event of the occurrence of events of default specified in the terms and conditions of the Hanny Notes, which include customary events of defaults such as delisting of Hanny Shares or prolonged suspension due to default of Hanny and officers, breaches of those terms, insolvency events, cross defaults on other indebtedness payment obligations and non issuance of CEL Notes within 2 business days after completion of the Hanny Notes issue, the Noteholders may also require Hanny to redeem the principal amount of the Hanny Notes then outstanding plus interest accrued.

Transferability: The Hanny Notes are freely transferable but may not be transferred to a connected person of Hanny (unless the Noteholder is already a connected person and the transferee is its associates) without the prior written consent of Hanny. Hanny undertakes to the Stock Exchange that it will promptly notify the Stock Exchange upon becoming aware of any dealings in the Hanny Notes by any connected persons of Hanny.

Conversion period: Each of the Noteholders shall have the right to convert, on any business day commencing on and excluding the 7th day after the date of issue of the Hanny Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount of US$500,000 or integral multiple thereof) of the principal amount of the Hanny Notes into Hanny Shares at the then prevailing conversion price.

Conversion Shares: Upon full conversion of the Hanny Notes at the Initial Conversion Price, an aggregate of 294,117,645 Hanny Shares will be issued by Hanny, representing approximately 119.0% of the total issued Hanny Shares as at the date of this announcement and approximately 54.3% of the issued Hanny Shares as enlarged by such conversion.

Exchange Rights: Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each Noteholder shall have the right to exchange from time to time all or part (in the amount of US$500,000 or integral multiples thereof) of the initial principal amount of its Hanny Notes for the same principal amount of CEL Notes subject to a maximum amount equal to approximately 66.6% of the face value of Hanny Notes held by each Noteholder.

Voting: A Noteholder will not be entitled to receive notice of, attend or vote at any general meetings of Hanny by reason only of it being a Noteholder.

Listing: No application will be made for the listing of the Hanny Notes on the Stock Exchange or any other stock exchange. An application will be made by Hanny for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Hanny Notes.

Ranking: The Hanny Notes will rank pari passu with all other present and future unsecured and un-subordinated obligations of Hanny (including the Existing Hanny Bonds).

The Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Hanny Notes will rank pari passu in all respects with all other Hanny Shares in issue at the date on which the conversion rights attached to the Hanny Notes are exercised.

Based on the terms of the Hanny Notes and CEL Notes, the expected yield to maturity of each of the Hanny Notes and CEL Notes is approximately 2.89% per annum.

INFORMATION ON HANNY

The following table sets out a summary of the audited consolidated results of the Hanny Group for each of the two years ended 31 March 2004 and 2005 and the audited consolidated results for the nine months ended 31 December 2005 extracted from the accountants' report of Hanny contained in the VSD Circular:

	For the nine months ended 31 December 2005	For the year ended 31 March 2005	2004
	HK$'000	HK$'000	HK$'000
	(audited)	(audited)	(audited)
Turnover	4,523,483	5,676,459	5,025,930
Gross profit	989,430	1,300,098	1,093,748
(Loss)/profit before taxation	(120,318)	17,159	135,245
(Loss)/profit for the period/year	(181,392)	(100,238)	109,776

The following table sets out a summary of the audited consolidated balance sheet of the Hanny Group as at 31 March 2005 and the audited consolidated balance sheet as at 31 December 2005 extracted from the accountants' report of Hanny contained in the VSD Circular:

	As at 31 December 2005	As at 31 March 2005
	HK$'000	HK$'000
	(audited)	(audited)
Non-current assets	1,861,527	1,284,621
Current assets	2,507,485	2,371,932
Current liabilities	(2,283,671)	(1,240,452)
Net current assets	223,814	1,131,480
Non-current liabilities	(7,459)	(160,110)
Total assets and liabilities	2,077,882	2,255,991
Equity atributable to equity holders of the parent	1,676,233	1,806,374
Minority interests	401,649	449,617
Total equity	2,077,882	2,255,991

Figures above were prepared under the Hong Kong Financial Reporting Standards, and Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants. Pro forma financial information of the Hanny Group illustrating the effects of (i) the disposal by Hanny of its electronic data storage business has been set out in the VSD Circular; and (ii) the voluntary offer made by Well Orient Limited, a wholly-owned subsidiary of Hanny, in respect of the shares of GDI has been set out in the composite offer and response document of Hanny dated 26 May 2006.

INFORMATION ON CEL

CEL was incorporated in Bermuda on 28 January 1993 and its common stock are traded on the OTC (over-the-counter) Bulletin Board in the United States. As at the date of this announcement, CEL is interested in approximately 20.29% of Wing On Travel (Holdings) Limited, a company whose shares are listed on the main board of the Stock Exchange. The Wing On group is principally engaged in the business of providing package tours, travel and other related services with branches in Hong Kong, Macau, Canada and the United Kingdom, and hotel operation business. As at the date of this announcement, CEL holds 26% equity interests in Hangzhou Zhongce Rubber Company Limited which is principally engaged in the manufacturing and marketing of tires in the PRC and other countries aboard. Given that the operations of CEL are carried out through its associated companies, no turnover was recorded by CEL for the year ended 31 December 2004.

The following table sets out a summary of the audited consolidated results of the CEL Group for each of the two years ended 31 December 2003 and 2004 prepared in accordance with the accounting principles generally accepted in United States:

	For the year ended 31 December 2004	2003
	RMB'000	RMB'000
Turnover	Nil	2,808,369
Profit from continuing operations before income taxes and minority	181,942	151
Net income (loss) for the year	181,942	(64,541)
Other comprehensive (expenses) income – translation adjustments relating to an affiliate	(1,092)	1,636
Comprehensive income (loss)	180,850	(62,905)

The following table sets out a summary of the audited consolidated balance sheet of the CEL Group as at 31 December 2003 and 2004 prepared in accordance with the accounting principles generally accepted in United States:

	As at 31 December 2004	As at 31 December 2003
	RMB'000	RMB'000
Current assets	190,418	118,386
Long term assets	600,908	391,280
Total assets	791,326	509,666
Total current liabilities	(73,345)	(36,841)
Due to a fellow subsidiary	(50,000)	–
Total shareholders' equity	667,981	472,825

Financial information of the CEL Group for the year ended 31 December 2005 (if available) will be included in the circulars of Hanny and ITC.

Set out below is the shareholding structure of CEL and its associated companies:



ITC (Note 1)
23.51% (Note 2)
Hanny (Note 1)
58.11% (Note 3)
CEL (Note 4)
20.29%
26%
Wing On Travel (Holdings) Limited (Note 1)
Hangzhou Zhongce Rubber Company Limited

Notes:

1. Listed on main board of the Stock Exchange.
2. Represents indirect shareholdings.
3. Represents indirect shareholdings. As at the date of this announcement, Hanny holds approximately 54.6% effective equity interest and approximately 87.8% effective voting rights in CEL.
4. The common shares of CEL are traded on the OTC (over-the-counter) Bulletin Board in the United States.

REASONS FOR THE HANNY NOTES AND CEL NOTE SUBSCRIPTION BY HANNY AND RELATED USE OF PROCEEDS

The Hanny Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies listed on the Stock Exchange. Hanny itself is an investment holding company.

Following completion of the disposal of the business of trading of computer related products and consumer electronic products, and the manufacturing, distribution and marketing of data storage media on 28 April 2006, the Hanny Group has been concentrating on the trading of securities, property investment and trading and other strategic investments and the Hanny Group continues to explore potential investments to enhance its revenue base.

The net proceeds of approximately US$149 million (equivalent to approximately HK$1,157.1 million) raised from the Subscription are expected to be used by the Hanny Group as to US$100 million (equivalent to approximately HK$776.6 million) for the subscription of the CEL Notes and as to US$49 million (equivalent to approximately HK$380.5 million) for working capital and future development purposes. The net proceeds of approximately US$99 million (equivalent to approximately HK$768.8 million) from the issue of CEL Notes are expected to be used by the CEL Group to acquire, subject to entering into appropriate contracts for this purpose, investment properties in China. CEL is at present considering a number of opportunities including a redevelopment site in Beijing and a commercial/office/hotel building in Guangzhou. In light of these potential investment opportunities, the Hanny Directors consider the subscription amount of the CEL Notes is appropriate. Riding on the rapid economic development in China with remarkable growth in gross domestic products, the Hanny Directors are confident about the prospects of the PRC market as a whole. The Hanny Directors are positive about the long term potential of the properties market in the PRC, particularly after the austerity measures and policies recently pronounced in May 2006 by the PRC government which help to stabilise the overheated market and benefit its future development. Given the presence of the CEL Group and the network of its management team in China, the Hanny Directors consider it reasonable for CEL to pursue an expansion plan in the properties market in the PRC. Accordingly, the Hanny Directors are of the view that CEL is a suitable vehicle through which the Hanny Group expands its business in properties market in the PRC.

The Hanny Directors are of the view that the issue of the Hanny Notes with conversion feature would strengthen the financial capability of the Hanny Group and raise capital for the CEL Note Subscription without immediate dilution in shareholding to existing Hanny Shareholders. Given the above intended use of proceeds by the CEL Group and the expansion plan of CEL, the Hanny Directors consider that the CEL Note Subscription provides the Hanny Group flexibility to acquire further equity interests in CEL should the Hanny Directors consider it appropriate.

Given that substantial part of the proceeds from the Subscription will be used for the CEL Note Subscription, the exchangeable right into the CEL Notes has been structured into the Hanny Notes to provide the Subscribers an opportunity to leverage on the expansion plan of the CEL Group during the relatively long maturity of the Hanny Notes. The Hanny Group can continue to benefit from any positive development of CEL through its reduced shareholding in CEL should the Other Subscribers exercise their Exchange Rights and conversion rights attached to the CEL Notes. The Hanny Directors consider the terms of the Subscription, the CEL Note Subscription, the Hanny Notes, the CEL Notes are fair and reasonable, and the Subscription and CEL Note Subscription are in the interests of Hanny and its shareholders as a whole.

REASONS FOR THE ITC SUBSCRIPTION BY ITC

In light of the above intended use of proceeds from the Subscription and the expansion plan of Hanny and CEL, the ITC Directors consider that the ITC Subscription represents a good opportunity for the ITC Group to enhance the balance of its investment portfolio. The conversion rights and exchange rights attached to the ITC Subscriber Notes give the ITC Group flexibility to acquire further equity interests in Hanny and/or CEL should the ITC Directors consider it appropriate. Taking into account the growth potential of the Hanny Group and CEL Group based on the intended expansion plans of the CEL Group, the flexibility provided by the conversion and exchangeable feature of the Hanny Notes and/or the CEL Notes and the relative long term maturity of the Hanny Notes and the CEL Notes, the ITC Directors consider that the terms of the ITC Subscription which include (i) the initial conversion price of the Hanny Notes and the CEL Notes representing a premium over the respective prevailing market price of the Hanny Shares and the CEL Shares; (ii) the 110% redemption premium amount of the principal amount of the Hanny Notes and the CEL Notes on maturity; (iii) the early redemption right of each of the Hanny Notes and the CEL Notes before expiry of the 30th month next following the date of issue of each of the Hanny Notes and the CEL Notes if CEL does not achieve listing on NASDAQ or another stock exchange approved by the noteholders; and (iv) the coupon rate of the Hanny Notes and the CEL Notes of 1%, to be justifiable. The ITC Group intends to fund the subscription of the ITC Subscriber Notes by its internal resources and/or debt financing.

Based on the above, the ITC Directors consider that the ITC Subscription is in the interests of ITC and its shareholders as a whole, and the terms of the ITC Subscription Agreement are fair and reasonable as far as the ITC Shareholders are concerned.

SHAREHOLDING STRUCTURE OF HANNY

Set out below are the shareholding structures of Hanny (i) as at the date of this announcement and immediately upon completion of the Subscription; (ii) upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan; (iii) upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the Hanny Notes; (iv) upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the ITC Subscriber Notes only; and (v) upon full conversion of the ITC Subscriber Notes only, assuming no other changes to the share capital of Hanny.

	As at the date of this announcement and immediately upon Completion		Upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan		Upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the Hanny Notes		Upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the ITC Subscriber Notes only		Upon full conversion of the ITC Subscriber Notes only	
	Hanny Shares	%	*Hanny Shares*	%	*Hanny Shares*	%	*Hanny Shares*	%	*Hanny Shares*	%
ITC *(Note 1)*	57,614,951	23.31	68,277,871	26.45	215,336,694	38.99	215,336,694	53.14	204,673,774	51.91
Dr. Chan *(Notes 1, 2 & 3)*	1,600,000	0.65	1,915,756	0.74	1,915,756	0.35	1,915,756	0.47	1,600,000	0.41
Mr. Chan Kwok Hung *(Note 3)*	1,600,000	0.65	1,600,000	0.62	1,600,000	0.29	1,600,000	0.40	1,600,000	0.41
Mr. Cheung Hon Kit *(Note 3)*	6	-	6	-	6	-	6	-	6	-
Hon. Shek Lai Him, Abraham *(Note 3)*	32	-	32	-	32	-	32	-	32	-
Other Concert Party *(Note 4)*	52,000	0.02	52,000	0.02	52,000	0.01	52,000	0.01	52,000	0.01
ITC Parties *(Note 5)*	60,866,989	24.63	71,845,665	27.83	218,904,488	39.64	218,904,488	54.02	207,925,812	52.74
Dr. Yap, Allan *(Note 2)*	1,600,000	0.65	1,600,000	0.62	1,600,000	0.29	1,600,000	0.40	1,600,000	0.41
Mr. Lui Siu Tsuen, Richard *(Note 2)*	3,350,000	1.35	3,350,000	1.30	3,350,000	0.61	3,350,000	0.82	3,350,000	0.85
Stark Funds	-	-	-	-	127,450,979	23.07	-	-	-	-
Evolution	-	-	-	-	19,607,843	3.55	-	-	-	-
Other public Hanny Shareholders	181,362,641	73.37	181,362,641	70.25	181,362,641	32.84	181,362,641	44.76	181,362,641	46.00
Total public Hanny Shareholders	181,362,641	73.37	181,362,641	70.25	200,970,484	36.39	181,362,641	44.76	181,362,641	46.00
Total	247,179,630	100.00	258,158,306	100.00	552,275,951	100.00	405,217,129	100.00	394,238,453	100.00

Notes:

1) As at the date of this announcement, ITC, through its indirect wholly-owned subsidiaries, Pamex Investment Limited and Hollyfield Group Limited, is beneficially interested in 57,614,951 Hanny Shares. ITC, through Hollyfield Group Limited, also holds the Existing Hanny Bonds with face value of HK$95,966,280. Upon conversion of such Existing Hanny Bonds at the initial conversion price of HK$9.0 per Hanny Share, 10,662,920 Hanny Shares will be issued to Hollyfield Group Limited. Dr. Chan holds the Existing Hanny Bonds with face value of HK$2,841,810. Upon conversion of such Existing Hanny Bonds at the initial conversion price of HK$9.0 per Hanny Share, 315,756 Hanny Shares will be issued to Dr. Chan.

2) Directors of Hanny.

3) Directors of ITC.

4) Mr. Cheung Shu Wan is a sole shareholder of a company which holds 50% interests in a 50%-owned associated company of ITC.

5) ITC is consulting with the Executive whether or not certain other parties are presumed to be parties acting in concert with ITC in respect of Hanny for the purposes the Takeovers Code as more particularly discussed below. Accordingly, the figures for the aggregate holding of Hanny Shares by the ITC Parties may be changed subject to the results of the consultation of ITC with the Executive.

ITC Parties

Parties included in the ITC Parties for the purpose of this announcement comprise ITC and parties presumed to be acting in concert with it including its directors (namely, Dr. Chan, Mr. Chan Kwok Hung, Mr. Cheung Hon Kit, Hon. Shek Lai Him, Abraham) and the Other Concert Party. ITC is consulting with the Executive whether or not certain other parties are presumed to be parties acting in concert with ITC in respect of Hanny for the purposes of the Takeovers Code. Accordingly, the figures for the aggregate holding of Hanny Shares by the ITC Parties may be changed subject to the results of the consultation of ITC with the Executive. However, such changes (if any) are not expected to be material. Further information on the Concert Parties of ITC (if any) will be included in the whitewash circular of Hanny.

Other convertible securities of Hanny

As the date of this announcement, Hanny had 9,000,000 outstanding options granted under Hanny's share option scheme entitling the holders thereof to subscribe for up to 9,000,000 Hanny Shares, particulars of which are as follows:

Name of holder	No. of share options	Exercise price	Exercisable period
Dr. Chan	4,000,000	HK$2.9888	31 August 2001 to 30 August 2006
Mr. Chan Kwok Hung	1,750,000	HK$2.9888	31 August 2001 to 30 August 2006
Dr. Yap, Allan	3,250,000	HK$2.9888	31 August 2001 to 30 August 2006
Total:	9,000,000		

Save for the Existing Hanny Bonds and the aforesaid outstanding share options, Hanny had no other outstanding options, warrants or conversion rights convertible into Hanny Shares as at the date of this announcement.

PYI, an associated company of ITC, announced on 8 May 2006 and 16 June 2006 a distribution of special dividend of the value derived from its divestment in China Strategic. The special dividend involved the distribution of the value derived from the PYI's acceptance of the GDI Offer involving Option 1 and Option 2. For every 500 PYI shares held, the PYI shareholders would be entitled to receive the value attributable to 40 GDI shares under the GDI Offer. After satisfaction of the distribution of the special dividend to its shareholders, PYI still holds the Existing Hanny Bonds with face value of HK$36,797,925.

Save for (i) the Existing Hanny Bonds with face value of HK$95,966,280 indirectly held by ITC; (ii) the Existing Hanny Bonds with face value of HK$2,841,810 held by Dr. Chan; (iii) the Existing Hanny Bonds with face value of HK$36,797,925 held by PYI; and (iv) the share options of Hanny held by Dr. Chan and Mr. Chan Kwok Hung as mentioned above, ITC confirmed that neither it nor any of the ITC Parties nor PYI had any interests in other outstanding options, warrants or conversion rights convertible into Hanny Shares as at the date of this announcement.

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Hanny Notes are to be exercised by ITC. The extent of exercise of the conversion rights attached to the Hanny Notes by ITC would depend on a number of factors such as the future financial position and business prospects of the Hanny Group, the market performance of the Hanny Shares, and the extent to which the Other Subscribers exercise the conversion rights attached to their Hanny Notes.

Hanny and the Hanny Directors will take appropriate steps to ensure that there will be sufficient public float for the Hanny Shares immediately following conversion of the Hanny Notes and at any time during the term of the Hanny Notes.

The Stock Exchange has indicated that should the Subscription be completed, it will closely monitor trading in the Hanny Shares if less than 25% of the issued Hanny Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the trading in the Hanny Shares, or there are too few Hanny Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Hanny Shares until a sufficient level of public float is attained.

WHITEWASH WAIVER

The Subscription Agreements are conditional upon, among other things, the granting of the Whitewash Waiver by the Executive and the approval of the Whitewash Waiver by the Independent Hanny Shareholders. Voting on the Whitewash Waiver will be conducted by poll at the special general meeting of Hanny to be convened for this purpose and to approve transactions contemplated under the Subscription Agreements.

ITC has no present intention to incur an obligation to make a general offer for all the Hanny Shares as a result of exercise of the conversion rights attached to the ITC Subscriber Notes. Accordingly, ITC will make an application to the Executive for the Whitewash Waiver for the purpose of fulfillment of the conditions precedent to the Subscription Agreements. However, if the Whitewash Waiver is not granted by the Executive or not approved by the Independent Hanny Shareholders, ITC may decide to waive the relevant conditions of the Subscription Agreements in respect of the Whitewash Waiver and proceed with completion of the ITC Subscription (subject to the fulfillment or waiver (as appropriate) of other conditions) and in such event, ITC will comply with the relevant provisions of the Takeovers Code in respect of any acquisition of voting rights of Hanny on conversion of the ITC Subscriber Notes. Nevertheless, ITC may also decide not to waive the relevant conditions of the Subscription Agreements in respect of the Whitewash Waiver and in such event, completion of the ITC Subscription (as well as the Subscription by the Other Subscribers) will not proceed.

As at the date of the Subscription Agreements, the ITC Parties were interested in 60,866,989 Hanny Shares, representing approximately 24.63% of the existing issued Hanny Shares. Upon full conversion of the ITC Subscriber Notes by ITC (assuming the Other Subscribers do not exercise their conversion rights in the Hanny Notes and no other changes in shareholding structure of Hanny since the date of this announcement), the ITC Parties will become interested in approximately 52.74% of the enlarged issued share capital of Hanny. If this happens and in the absence of a Whitewash Waiver, ITC will incur an obligation to make a mandatory offer to the Hanny Shareholders to acquire all the Hanny Shares, other than those already owned or agreed to be acquired by the ITC Parties, pursuant to Rule 26 of the Takeovers Code, as a result of the exercise by it in full of the conversion rights attached to the ITC Subscriber Notes. ITC is consulting with the Executive whether or not certain other parties are presumed to be parties acting in concert with ITC in respect of Hanny for the purposes of the Takeovers Code. Further information on the Concert Parties of ITC (if any) will be included in the whitewash circular of Hanny.

On 16 February 2006 and 21 February 2006, each of Dr. Chan and Mr. Chan Kwok Hung (an executive director of ITC) respectively exercised 1,600,000 share options (which otherwise have lapsed on 22 February 2006) to subscribe for the same number of Hanny Shares at an exercise price of HK$3.415 per Hanny Share. Pursuant to the distribution of a special dividend by PYI of the value derived from its divestment in China Strategic as mentioned above, (i) the Existing Hanny Bonds with face value of HK$95,966,280 were despatched to, or received by, ITC Group on 26 June 2006 and 27 June 2006 and 3 Hanny Shares were received by ITC Group on 27 June 2006; (ii) the Existing Hanny Bonds with face value of HK$2,841,810 were received by Dr. Chan on 27 June 2006; (iii) 6 Hanny Shares were received by Mr. Cheung Hon Kit, an executive director of ITC, on 27 June 2006; and (iv) 32 Hanny Shares were received by Hon. Shek Lai Him, Abraham, a recently appointed independent non-executive director of ITC, on 27 June 2006. In respect of the above distribution of PYI, both ITC and Dr. Chan have elected to receive the special dividend in the form of Option 2 under the PYI distribution. The 3 Hanny Shares received by ITC represent the odd shares distributed to it by nominees through which it held PYI shares. As Mr. Cheung Hon Kit only held 400 PYI shares, he was not entitled to receive the PYI distribution. The 6 Hanny Shares represent the odd shares distributed to him by nominees through which he held PYI shares. Hon. Shek Lai Him, Abraham has elected to receive the special dividend of PYI in the form of Option 1 in respect of his 2,000 PYI shares before his appointment.

The Other Concert Party has accepted in full of the GDI Offer and the mandatory offer made by Nation Field Limited in respect of his then holding of 500,000 shares in China Strategic. In respect of the GDI Offer, he has elected Option 1 and received 100,000 Hanny Shares plus cash. He disposed of 48,000 Hanny Shares on 27 June 2006.

The exercise of share options by the ITC Directors, although effected within six months of this announcement, were effected before ITC considered the subscription of the ITC Subscriber Notes. The role of ITC and relevant directors of ITC regarding the receipt of special dividend declared by PYI was passive. ITC and the Other Concert Party confirm that the Other Concert Party was not aware of the proposed subscription of the ITC Subscriber Notes at the time the Other Concert Party accepted the GDI Offer nor was he involved in the proposed subscription. Consequently, the aforesaid exercise of share options, receipt of special dividend and the acceptance of the GDI Offer by the Other Concert Party involving Hanny securities are not regarded as disqualifying transactions under paragraph 3 of Schedule VI of the Takeovers Code for the purposes of the Whitewash Waiver which would normally result in a whitewash waiver not being granted by the Executive.

Save as aforesaid, ITC confirmed that none of the ITC Parties had dealt in any Hanny Shares during the period of six months prior to the date of this announcement.

SHAREHOLDING STRUCTURE OF CEL

Set out below is the capital structure of CEL as at the date of this announcement:

	Supervoting common stock – par value of US$0.01 per share	CEL Shares
Authorised:	20,000,000 shares	50,000,000 shares
Issued:	3,000,000 shares	6,017,310 shares

Each share of supervoting common stock is entitled to 10 votes whereas each CEL Share is entitled to one vote. Save for the difference in voting rights described above, the supervoting common stock of CEL and CEL Shares rank pari passu in all respects including the rights to distribution.

As at the date of this announcement, Hanny, through its subsidiaries, holds indirect interests in 3,000,000 shares of supervoting common stock of CEL and an aggregate of 2,239,800 CEL Shares, representing approximately 58.11% of equity interests in CEL. Pursuant to the Subscription Agreements, it is a condition precedent to completion that all supervoting shares of CEL in issue have to be converted into CEL Shares on a one for one basis. Accordingly, upon Completion and assuming no changes to the share capital of CEL other than the conversion of supervoting shares mentioned above, an aggregate of 9,017,310 CEL Shares will be in issue and Hanny will, through its subsidiaries, be indirectly interested in 5,239,800 CEL Shares representing approximately 58.11% of the issued share capital of CEL. Upon full conversion of the CEL Notes at initial conversion price of US$3.0 per CEL Share, an aggregate of 33,333,333 CEL Shares will be issued assuming no other changes to the share capital of CEL.

Set out below is the capital structure of CEL upon Completion:

	Supervoting common stock – par value of US$0.01 per share	CEL Shares
Authorised:	20,000,000 shares	50,000,000 shares
Issued:	nil	9,017,310 shares

Set out below are the shareholding structures of CEL (i) as at the date of this announcement and taking into account all supervoting shares are converted into CEL Shares; (ii) upon full conversion of the CEL Notes by Hanny at the initial conversion price of US$3.0; (iii) assuming ITC exercises in full its Exchange Rights to exchange the Hanny Notes into CEL Notes and the CEL Notes held by ITC are fully converted into CEL Shares by ITC; and (iv) assuming the Subscribers exercise in full their Exchange Rights to exchange the Hanny Notes into CEL Notes and upon full conversion of the CEL Notes by the holder(s) thereof (including ITC) at the initial conversion price of US$3.0 into CEL Shares, assuming no other changes to the share capital of CEL.

	As at the date of this announcement (taking into account all supervoting shares are converted into CEL Shares)		Upon full conversion of the CEL Notes by Hanny at the initial conversion price of US$3.0		Assuming ITC exercises in full its Exchange Rights to exchange the Hanny Notes into CEL Notes and the CEL Notes held by ITC are fully converted into CEL Shares by ITC		Assuming the Subscribers exercise in full their Exchange Rights to exchange the Hanny Notes into CEL Notes and upon full conversion of the CEL Notes by the holders thereof (including ITC) at the initial conversion price of US$3.0 into CEL Shares	
	CEL Shares	%	*CEL Shares*	%	*CEL Shares*	%	*CEL Shares*	%
Hanny	5,239,800	58.11	38,573,133	91.08	5,239,800	20.40	5,239,800	12.37
ITC *(Note 1)*	-	-	-	-	16,666,666	64.89	16,666,666	39.35
Other Subscribers *(Note 2)*	-	-	-	-	-	-	16,666,667	39.35
Other shareholders of CEL	3,777,510	41.89	3,777,510	8.92	3,777,510	14.71	3,777,510	8.93
Total	9,017,310	100.00	42,350,643	100.00	25,683,976	100.00	42,350,643	100.00

Notes:

1. In the event that ITC exercises in full its Exchange Rights to exchange its Hanny Notes into CEL Notes, ITC will hold CEL Notes with principal amount of approximately US$50 million.

2. In the event that the Other Subscribers exercise in full their Exchange Rights to exchange their respective Hanny Notes into CEL Notes, the Other Subscribers will hold CEL Notes with aggregate principal amount of approximately US$50 million.

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the Exchange Rights attached to the ITC Subscriber Notes are to be exercised by ITC. The extent of exercise of the Exchange Rights by ITC would depend on a number of factors such as the future financial position and business prospects of the CEL Group, the market performance of the CEL Shares, and the extent to which the Other Subscribers exercise the Exchange Rights. Accordingly, no decision has been made as to whether or when or the extent to which the conversion rights attached to the CEL Notes are to be exercised by ITC. In the event that ITC exercises the conversion rights attached to the CEL Notes, ITC will comply with the relevant provisions in the Listing Rules (including any shareholders' approval requirements if necessary).

DILUTION EFFECT ON HANNY SHAREHOLDERS

In view of the future dilution of existing Hanny Shareholders on the exercise of the conversion rights attaching to the Hanny Notes, Hanny will keep the Hanny Shareholders informed of the level of dilution and details of conversion as follows:

(i) Hanny will make a monthly announcement (the "Monthly Announcement") on the website of the Stock Exchange after Completion. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

  (a) whether there is any conversion of the Hanny Notes during the relevant month. If there is a conversion, details thereof, including the conversion date, number of new Hanny Shares issued, conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

  (b) the number of outstanding Hanny Notes after the conversion, if any;

  (c) the total number of new Hanny Shares issued pursuant to other transactions during the relevant month, including new Hanny Shares issued pursuant to exercise of options under any share option scheme(s) of Hanny (if any);

  (d) the total issued share capital of Hanny as at the commencement and the last day of the relevant month; and

(ii) in addition to the Monthly Announcement, if the cumulative amount of new Hanny Shares issued pursuant to the conversion of the Hanny Notes reaches 5% of the issued share capital of Hanny as disclosed in the last Monthly Announcement or any subsequent announcement made by Hanny in respect of the Hanny Notes (as the case may be) (and thereafter in a multiple of such 5% threshold), Hanny will make an announcement on the website of the Stock Exchange including details as stated in (i) above for the period commencing from the date of the last Monthly Announcement or any subsequent announcement in respect of the Hanny Notes (as the case may be) up to the date on which the total amount of Hanny Shares issued pursuant to the conversion amounted to 5% of the issued share capital of Hanny as disclosed in the last Monthly Announcement or any subsequent announcement made by Hanny in respect of the Hanny Notes (as the case may be).

SUMMARY OF EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Hanny has not conducted any other equity fund raising activities in the past twelve months before the date of this announcement.

LISTING RULES IMPLICATIONS FOR HANNY

Connected transaction:

ITC, through its indirect wholly-owned subsidiaries, is a substantial shareholder of Hanny holding approximately 23.31% of the total issued Hanny Shares as at the date of the ITC Subscription Agreement and therefore ITC is a connected person of Hanny pursuant to the Listing Rules. Accordingly, the issue of the ITC Subscriber Notes by Hanny to ITC under the ITC Subscription Agreement constitutes a connected transaction of Hanny pursuant to the Listing Rules. The Subscription Agreements are to be completed at the same time and none of the Subscribers are obliged to complete, if all of the other Subscribers do not complete the Subscription under the relevant Subscription Agreements. On this basis, the Subscription Agreements are subject to the approval of the Independent Hanny Shareholders at a general meeting of Hanny at which voting on the relevant resolution will be taken by poll. As at the date of this announcement, Dr. Chan is interested in approximately 34.99% of the issued ordinary share capital of ITC and approximately 0.65% of the issued share capital of Hanny. ITC, Dr. Chan and their respective associates will abstain from voting on the relevant resolution in relation to the Subscription Agreements.

Major transaction in relation to the CEL Note Subscription:

The CEL Note Subscription contemplated under the Subscription Agreements constitutes a major transaction for Hanny under the Listing Rules. The CEL Note Subscription is subject to the approval of the Independent Hanny Shareholders at a general meeting of Hanny. However, in the event that Hanny exercises the conversion rights attached to the CEL Notes, Hanny will comply with the relevant provisions in the Listing Rules (including any shareholders' approval requirements if necessary). At present, Hanny has no intention to exercise the conversion rights attached to the CEL Notes. By virtue of ITC and Dr. Chan's interests in the Subscription Agreements, ITC, Dr. Chan and their respective associates will be required to abstain from voting on the CEL Note Subscription. To the best knowledge of the Hanny Directors, none of the shareholders of CEL has any Hanny Shares as at the date of this announcement.

Major transaction in relation to the deemed disposal of CEL:

As set out in the shareholding structure of CEL above, assuming the holders of the Hanny Notes exercise in full their Exchange Rights and upon full conversion of the CEL Notes so exchanged into CEL Shares by the holders of the Hanny Notes, the equity interests of Hanny (through its subsidiaries) in CEL will decrease from approximately 58.11% to 12.37%. Such allotment of CEL Shares to the Subscribers give rise to a deemed disposal of Hanny's interests in CEL pursuant to Rule 14.29 of the Listing Rules. The Deemed Disposal constitutes a major transaction of Hanny under the Listing Rules and is subject to the approval by the Independent Hanny Shareholders at the special general meeting of Hanny. By virtue of ITC and Dr. Chan's interests in the Subscription Agreements, ITC, Dr. Chan and their respective associates will be required to abstain from voting on the Deemed Disposal. The financial effects of the Deemed Disposal on Hanny (including any gain/loss on the Deemed Disposal) will be included in circular of Hanny.

An independent board committee will be constituted by Hanny to advise the Independent Hanny Shareholders and an independent financial adviser will be appointed by Hanny to advise the independent board committee and the Independent Hanny Shareholders as regards the terms of the Subscription Agreements, the Hanny Notes, the CEL Note Subscription, the Deemed Disposal and the Whitewash Waiver.

LISTING RULES IMPLICATIONS FOR ITC

The ITC Subscription under the ITC Subscription Agreement constitutes a major transaction for ITC under the Listing Rules. Upon exercise of the conversion rights attached to the ITC Subscriber Notes, the resulting acquisition of equity interests in Hanny by ITC may constitute a very substantial acquisition for ITC under the Listing Rules. Accordingly, the ITC Subscription and the transactions contemplated under the ITC Subscription Agreement (including the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes) are subject to the approval of the holders of ITC Ordinary Shares at a general meeting of ITC. However, in the event that ITC exercises the conversion rights attached to the CEL Notes, ITC will comply with the relevant provisions in the Listing Rules (including any shareholders' approval requirements if necessary). By virtue of Dr. Chan's interests in ITC and Hanny, Dr. Chan and his associates will be required to abstain from voting on the ITC Subscription.

GENERAL

A special general meeting of Hanny will be held to consider and, if thought fit, approve the necessary resolutions in respect of (i) the transactions contemplated in the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes; (ii) the Whitewash Waiver; (iii) the CEL Note Subscription; and (iv) the Deemed Disposal. A circular containing, among others, (i) details of the Subscription Agreements, the Hanny Notes and CEL Notes; (ii) the Whitewash Waiver; (iii) the Deemed Disposal; (iv) a letter of advice from the independent financial adviser to the independent board committee of Hanny and the Independent Hanny Shareholders on the terms of the Subscription Agreements, the Hanny Notes, the CEL Note Subscription, the Deemed Disposal and the Whitewash Waiver; (v) a letter of recommendation from the independent board committee of Hanny to the Independent Hanny Shareholders; and (vi) the notice of the special general meeting of Hanny will be sent to the Hanny Shareholders as soon as practicable.

A special general meeting of ITC will be held to consider and, if thought fit, approve the necessary resolutions in respect of the ITC Subscription and the transactions contemplated under the ITC Subscription Agreement (including the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes). A circular containing, among other things, (i) details about the ITC Subscription and the application of the Whitewash Waiver; and (ii) the notice convening the special general meeting of ITC, will be despatched to the ITC Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 June 2006 pending the release of this announcement. An application has been made by Hanny to the Stock Exchange for resumption of trading in the Hanny Shares with effect from 9:30 a.m. on 7 July 2006.

At the request of ITC, trading in ITC Ordinary Shares and ITC Preference Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 June 2006 pending the release of this announcement. An application has been made by ITC to the Stock Exchange for resumption of trading in the ITC Ordinary Shares and ITC Preference Shares with effect from 9:30 a.m. on 7 July 2006.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:	*Independent Non-executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*	Mr. Yuen Tin Fan, Francis
Dr. Yap, Allan *(Managing Director)*	Mr. Kwok Ka Lap, Alva
Mr. Lui Siu Tsuen, Richard	Mr. Wong King Lam, Joseph
(Deputy Managing Director)	Mr. Sin Chi Fai

As at the date of this announcement, the directors of ITC are as follows:

Executive Directors:	*Independent Non-executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*	Mr. Chuck, Winston Calptor
Ms. Chau Mei Wah, Rosanna	Mr. Lee Kit Wah
(Deputy Chairman & Managing Director)	Mr. Wong Kam Cheong, Stanley
Mr. Chan Kwok Hung	Hon. Shek Lai Him, Abraham, *J. P.*
Mr. Chan Fut Yan	
Mr. Cheung Hon Kit	

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the same meanings when used herein.

"associates"	has the meaning ascribed to it under the Listing Rules
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the common shares of which are traded on the OTC (over-the-counter) Bulletin Board in the United States and is indirectly owned as to approximately 58.11% equity interests by Hanny (through its subsidiaries) as at the date of this announcement
"CEL Group"	CEL and its subsidiaries
"CEL Notes"	the convertible notes to be issued by CEL and subscribed by Hanny as contemplated under the Subscription Agreements in the aggregate principal amount of US$100 million (equivalent to approximately HK$776.6 million) which are to be convertible into new CEL Shares
"CEL Note Subscription"	the proposed subscription of the CEL Notes by Hanny contemplated under the Subscription Agreements
"CEL Shares"	common shares of US$0.01 each in the share capital of CEL
"Centar Investments"	Centar Investments (Asia) Ltd., a fund managed by Stark Investments
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreements
"Completion Date"	date of Completion
"Concert Parties"	has the meaning ascribed thereto under the Takeovers Code
"connected persons"	has the meaning ascribed to it under the Listing Rules
"Conversion Shares"	the 294,117,645 new Hanny Shares which fall to be issued upon exercise in full of the conversion rights attaching to the Hanny Notes at the Initial Conversion Price
"Deemed Disposal"	the deemed disposal of the interests in CEL by Hanny arising from the allotment of CEL Shares upon exercise of conversion rights attached to the CEL Notes by the Subscribers assuming the Subscribers exchange its Hanny Notes into CEL Notes
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC and Chairman of ITC and Hanny
"Exchange Rights"	the rights to exchange all or part of the Hanny Notes into CEL Notes pursuant to the instruments of the Hanny Notes
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"Existing Hanny Bonds"	the 2% convertible bonds of Hanny due 2011 with aggregate principal amount of HK$770,973,210, which is convertible into new Hanny Shares starting from June 2006 at an initial conversion price of HK$9.0 per Hanny Share
"Evolution"	Evolution Master Fund Ltd. SPC, Segregated Portfolio M, a fund managed by Evolution Capital Management LLC.
"GDI"	Group Dragon Investments Limited, a company incorporated in the British Virgin Islands with limited liability
"GDI Offer"	the voluntary unconditional offer made by Well Orient Limited, a wholly-owned subsidiary of Hanny, to acquire all the shares of GDI not already held by Well Orient Limited and parties acting in concert with it, which closed on 16 June 2006
"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Hanny Directors"	directors of Hanny
"Hanny Group"	Hanny and its subsidiaries
"Hanny Notes"	the US$150 million (equivalent to approximately HK$1,164.9 million) 1% convertible exchangeable note (including ITC Subscriber Notes) due 2011 proposed to be issued by Hanny and subscribed by the Subscribers pursuant to the Subscription Agreements, which entitle the holders thereof, among others, to convert the principal amount outstanding into the Conversion Shares at the Initial Conversion Price, subject to adjustments
"Hanny Shareholders"	holders of the Hanny Shares
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Hanny Shareholders"	Hanny Shareholders other than (i) ITC and its Concert Parties (including Dr. Chan) and their respective associates; and (ii) those involved in or interested in the transactions contemplated under the Subscription Agreements and the CEL Note Subscription
"Initial Conversion Price"	the initial conversion price of US$0.51 (equivalent to approximately HK$3.96) per Hanny Share (subject to adjustments) of the Hanny Notes
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability and the ordinary shares and preference shares of which are listed on the main board of the Stock Exchange. Dr. Chan, the single largest and controlling shareholder of ITC, is indirectly interested in approximately 34.99% of the issued ordinary share capital of ITC as at the date of this announcement
"ITC Directors"	directors of ITC
"ITC Ordinary Shares"	ordinary shares of ITC of HK$0.10 each
"ITC Parties"	ITC and parties presumed to be acting in concert with it including its directors (namely, Dr. Chan, Mr. Chan Kwok Hung, Mr. Cheung Hon Kit, Hon. Shek Lai Him, Abraham) and the Other Concert Party
"ITC Preference Shares"	convertible redeemable preference shares of ITC of HK$0.10 each
"ITC Shareholders"	shareholders of ITC
"ITC Subscriber Notes"	US$75 million (equivalent to approximately HK$582.5 million) 1% convertible exchangeable notes due 2011 proposed to be issued by Hanny and subscribed by ITC pursuant to the ITC Subscription Agreement, which entitle the holders thereof to convert the principal amount outstanding into the Conversion Shares at the Initial Conversion Price
"ITC Subscription"	the subscription of the ITC Subscriber Notes by ITC pursuant to the ITC Subscription Agreement
"ITC Subscription Agreement"	a conditional subscription agreement dated 27 June 2006 entered into between ITC and Hanny in relation to the ITC Subscription, subject to the terms and conditions contained therein
"Last Trading Date"	27 June 2006, being the last trading day for the Hanny Shares prior to the suspension of dealings of the Hanny Shares on the Stock Exchange pending the issue of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary of the date of issue of the Hanny Notes
"Noteholders"	holders of the Hanny Notes
"Option 1"	one Hanny Share plus HK$1.8 in cash for every 5 shares of GDI, being one of two types consideration under the GDI Offer
"Option 2"	one Existing Hanny Bond with face value of HK$15 for every 5 shares of GDI, being one of two types consideration under the GDI Offer
"Other Concert Party"	Mr. Cheung Shu Wan, a sole shareholder of a company which holds 50% interests in a 50%-owned associated company of ITC
"Other Subscribers"	Centar Investments, Stark Asia, Stark Master and Evolution, being subscribers (other than ITC) of the Hanny Notes
"PRC"	the People's Republic of China
"PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"SFC"	Securities and Futures Commission of Hong Kong
"Stark Asia"	Stark Asia Master Fund, Ltd., a fund managed by Stark Investments
"Stark Funds"	Centar Investments, Stark Asia and Stark Master, all of which are funds managed by a common investment manager, Stark Investments
"Stark Investments"	Stark Investments (Hong Kong) Ltd., a manager of the Asian investments of Centar Investments, Stark Master, Stark Asia. It is also licensed by the SFC
"Stark Master"	Stark Master Fund Ltd., a fund managed by Stark Investments
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	ITC and the Other Subscribers
"Subscription"	the subscription of the relevant Hanny Notes by the relevant Subscribers pursuant to the respective Subscription Agreements
"Subscription Agreements"	a total of 5 conditional subscription agreements all dated 27 June 2006 entered into between Hanny and each of ITC and 4 Other Subscribers in relation to the Subscription, subject to the terms and conditions contained therein
"subsidiary"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"VSD Circular"	a circular of Hanny dated 10 April 2006 in relation to a very substantial disposal of Hanny regarding the disposal of the electronic data storage business of the Hanny Group
"Whitewash Waiver"	a waiver pursuant to Note 1 of Notes on dispensations from Rule 26 of the Takeovers Code from making a general offer for all the Hanny Shares as a result of any acquisition of voting rights in Hanny by virtue of the exercise of conversion rights attached to the Hanny Notes held by ITC and its Concert Parties
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

Amounts denominated in US$ in this announcement have been converted into HK$ at the rate of US$1.0 = HK$7.766 for illustration purpose.

By order of the board	By order of the board
HANNY HOLDINGS LIMITED	**ITC CORPORATION LIMITED**
Dr. Chan Kwok Keung, Charles	**Dr. Chan Kwok Keung, Charles**
Chairman	*Chairman*

Hong Kong, 6 July 2006

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.